UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Other Events

On October 31, 2023, Glory Star New Media Group Holdings Limited (the “Company”) issued a press release announcing the results of its 2023 Annual General Meeting, which was held on October 31, 2023, in Beijing, China. At the 2023 Annual General Meeting, the Company’s shareholders:

(1)	re-elected Messrs. Zhihong Tan and Jia Lu as Class I directors of the Company to serve until the 2026 annual general meeting of the Company or until their respective successors are duly appointed and qualified;

(2)	approved a proposal, as an ordinary resolution, subject to certain conditions being met, that every 10 ordinary shares of a par value of US$0.0001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.001 (the “Share Consolidation”); such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$20,200 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

(3)	approved a proposal, as an ordinary resolution, subject to certain conditions being met, that the authorized share capital of the Company be increased by the creation of an additional 180,000,000 ordinary shares of a par value of US$0.001 each (the “Share Increase”); such that immediately following the Share Increase, the authorized share capital of the Company will be US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

(4)	approved a proposal, as a special resolution, that the name change from “Glory Star New Media Group Holdings Limited” to “Cheer Holding, Inc.”; and

ratified the appointment of Assentsure PAC as the independent registered public accounting firm of the Company for the financial year ending December 31, 2023.

A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

This report and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-237788) and on Form F-3 (File No. 333-248554), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit	Exhibit Description

99.1	Press Release, dated October 31, 2023, regarding results of 2023 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2023	Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name: Title:	Bing Zhang Chief Executive Officer

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